                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                           DAKA INTERNATIONAL, INC.
                           ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  234068 20 3
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 234068 20 3                   13G               Page 2 of 7 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Capital Corporation of Chicago  36-2464372
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                2,000,000 shares
                   See item 4 and disclaimer at end of this Schedule
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 2,000,000 shares
                   See item 4 and disclaimer at end of this Schedule
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            2,000,000 shares
      See item 4 and disclaimer at end of this Schedule
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            36.68%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

- ------------------------------------------------------------------------------

  CUSIP No. 234068 20 3                   13G               Page 3 of 7 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Corporation  36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Item 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC        CO

- ------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           DAKA International, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           One Corporate Center
           55 Ferncroft Road
           Danvers, Massachusetts 01923

Item 2(a). Name of Person Filing:
           ---------------------

           First Chicago Corporation ("FCC") is filing this statement on behalf of itself and First Capital Corporation of Chicago ("FCCC"), its wholly-owned subsidiary. The agreement of FCCC and FCC to file joint disclosure statements on Schedule 13G was filed previously as Exhibit A hereto.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCC and FCCC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           FCCC is a corporation organized under the laws of the State of Illinois. FCC is a corporation organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock (the "Common")

Item 2(e). CUSIP Number
           ------------

           234068 20 3

Item 3.    Type of Person Filing:
           ---------------------

           Not applicable.

Item 4.    Ownership:
           ---------

           (a)-(b)  FCCC owns 75,000 shares of the Company's Series A
           Preferred Stock (the "Preferred Stock"). Pursuant to the terms of the Company's Certificate of Designation setting forth the terms and the relative rights and preferences of the Preferred Stock, the Preferred Stock is convertible at any time and from time to time into a number of shares of Common computed by multiplying the number of shares of Preferred Stock to be converted by $100 and dividing the result by the conversion price then in effect. Currently, the shares of Preferred Stock are convertible into 1,666,667 shares of Common.

         Additionally, for purposes of Regulation 13D-G, FCCC may be deemed to own an additional 15,000 shares of Preferred Stock (which is convertible into 333,333 shares of Common) for which FCCC has received a proxy from certain holders of Common (the "Holders") thereby authorizing FCCC to vote the shares of Common into which the Preferred Stock is convertible.

         Additionally, in connection with the purchase of Preferred Stock, the Company issued to FCCC a Stock Purchase Warrant (the "Warrant") to purchase shares of Common under certain circumstances. The Warrants provides that, upon any redemption of shares of Preferred Stock by the Company pursuant to the Certificate of Designation, the holder of the Warrant shall have the right to acquire initially the same number of shares of Common into which such holder's shares of Preferred Stock being redeemed (the "Redeemed Shares") were convertible as of the redemption date thereof. The initial exercise price for each share of Common under the Warrant will be equal to the Conversion Price of the Redeemed Shares as of the redemption date thereof.

         FCC may also be deemed to own 5,890 shares of Common through its ownership of American National Bank and Trust Company of Chicago ("ANB") which holds such shares solely in a fiduciary capacity.

         (c) ANB has sole voting and investment power over the shares held by it. See items 5 through 9 and item 11 on pages two and three hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         ----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

         Not applicable.

DISCLAIMER
- ----------

NOTHING IN THIS SCHEDULE 13G SHALL BE CONSTRUED AS AN ADMISSION THAT EITHER FIRST CHICAGO CORPORATION OR FIRST CAPITAL CORPORATION OF CHICAGO IS, FOR PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT OF 1934, THE BENEFICIAL OWNER OF ANY OF THE SHARES OF COMMON STOCK OWNED BY THE HOLDERS.

Signature:
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1995

                              FIRST CHICAGO CORPORATION


                                   /s/ Maurice E. Moore
                              By:  _______________________

                                   Maurice E. Moore
                                   Senior Vice President and
                                   Treasurer